UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On July 23, 2012, Rosetta Genomics Ltd and its wholly owned subsidiary Rosetta Genomics Inc. (collectively, “Rosetta”) entered into a co-marketing agreement (the “Agreement”) with Precision Therapeutics, Inc. (“Precision Therapeutics”), pursuant to which Rosetta has granted Precision Therapeutics the co-exclusive right, along with Rosetta, to market Rosetta’s miRview® mets2 assay in the United States. During the term of the Agreement, Precision Therapeutics must use commercially reasonable efforts to market and promote the sale of the miRview® mets2 assay in the United States. Rosetta will record all revenues for miRview® mets2 and is responsible for sample collection, processing and billing.

Rosetta will pay Precision Therapeutics a fee for all orders for miRview® mets2 tests from U.S. customers solicited by Precision Therapeutics for which a final billable report is produced by Rosetta. Rosetta will pay Precision Therapeutics a set fee for such orders for which claims are submitted to Medicare and will pay Precision Therapeutics a specified percentage of gross collections for such orders for which claims are submitted to commercial or private payors. No fee will be paid on orders for which claims are submitted to Medicaid.

The Agreement has an initial term of one year and is automatically renewed for one additional year if Precision Therapeutics meets a specified sales milestone in the first year. Thereafter, the Agreement automatically renews for successive one year terms. The Agreement may be terminated by either party (i) upon the material breach of or default under the Agreement by the other party, which breach or default is not cured within 30 days of notice from the non-breaching party, (ii) if the other party admits to being or is declared insolvent, or voluntary or involuntary proceedings are instituted by or against it in bankruptcy, or receivership, or for a winding-up or for the dissolution or re-organization of its assets, which proceedings are not dismissed within thirty (30) days thereafter, (iii) based on medical safety, regulatory reasons, injunction (whether temporary or not), or if Rosetta no longer has the right to use any patent incorporated in the test, and (iv) for any reason, upon 6 months prior written notice, which notice cannot be given prior to 18 months after the effective date of the Agreement. In addition, Rosetta may terminate the Agreement (i) if Precision Therapeutics does not meet certain specified sales milestones in the first six months or in the first year and (ii) upon 14 days prior written notice if Medicare issues a decision not to cover the miRview® mets2 test or if Medicare ceases to reimburse Rosetta for the test.

A copy of the press release dated July 24, 2012 announcing the entry into the Agreement is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated July 24, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 25, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer